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                                                                    Exhibit 4.13

                              EMPLOYMENT AGREEMENT

AGREEMENT dated 18 September, 2002.

BETWEEN    METAL STORM Inc

                                                                     (`Company')

AND        G. RUSSELL ZINK
                                                                    (`Employee')

On behalf of the Board of Directors of Metal Storm, I am pleased to extend to you an offer of employment with Metal Storm as the Senior Vice President of Business Development. The terms of employment are as follows:

Salary: $165,000 base with 50% prioritised targeted annual bonus based on defined KPI's. (key performance indicators)

The KPI's are to be settled by 14 October 2002. The Chief Corporate Officer
(CCO) will review performance KPI's and provide feedback at least each 6 months.

Stock options: 200,000 options will be made available at the rate of 12,500 options per quarter, issued quarterly in arrears over 4 years. The issue price is to be fixed at the average closing price on the ASX for the 5 trading days prior to the first date of employment. Options may be exercised with Board approval. Options expire in three years from date of issue.

Other options may be issued by the board for outstanding performance.

If there is a change of control of Metal Storm all options yet to issue up to 200,000 will vest on the date that the change of control occurs at the set issue price.

Senior Vice President of Business Development will report to the CCO.

You may continue to serve on the board of the World Trade Center Institute in Baltimore.

Parking and computer support will be provided to you by the company.

Required international travel is to be business class.

You may participate in the company medical, dental, insurance and 401(k) program as each of these programs is added to the benefits package for the company.

Recreational leave is 4 weeks per annum accrued as earned. Leave taken is to be taken to fit company objectives.

Housing allowance or relocation provisions are not provided.

Start date: Monday, September 30, 2002

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We are extremely pleased to have you join Metal Storm. The capabilities and experience you will add to our company will be significant in moving us forward in meeting our strategic and operational goals.

If you should have any additional questions, please contact me at 703 248-8218. We look forward to your concurrence of this offer at your earliest convenience.

Sincerely,

/s/ Charles A Vehlow

Charles A Vehlow

Chief Corporate Officer

                                                        CONCUR

                                                        /s/ G. Russell Zink
                                                        -------------------
                                                        G. Russell Zink